                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K



[x]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934


For the fiscal year ended December 31, 1996

                                      or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ________


                       MISSISSIPPI CHEMICAL CORPORATION

                          Commission File No. 1-12217

     A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

                 Mississippi Chemical Corporation
                   Thrift Plan Plus

                 Mississippi Phosphates Corporation
                   401(k) Retirement Plan

                 Eddy Potash, Inc.
                   401(k) Plan for Bargaining Unit Employees

          Mississippi Phosphates Corporation and Eddy Potash, Inc. are wholly owned subsidiaries of Mississippi Chemical Corporation

     B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                   Mississippi Chemical Corporation
                   P.O. Box 388
                   Yazoo City, Mississippi  39194

     Financial Statements and Exhibits
     ---------------------------------

     (A)  Financial Statements:

          Mississippi Chemical Corporation
          Thrift Plan Plus
                  Report of Independent Accountants
                  Financial Statements Prepared in Accordance with
                     the Financial Reporting Requirements of ERISA
                  Notes to Financial Statements
                  Schedules to Financial Statements

          Mississippi Phosphates Corporation
          401(k) Retirement Plan
                 Report of Independent Accountants
                 Financial Statements Prepared in Accordance with
                    the Financial Reporting Requirements of ERISA
                 Notes to Financial Statements
                 Schedules to Financial Statements

          Eddy Potash, Inc.
          401(k) Plan for Bargaining Unit Employees
                 Report of Independent Accountants
                 Financial Statements Prepared in Accordance with
                   the Financial Reporting Requirements of ERISA
                 Notes to Financial Statements
                 Schedules to Financial Statements

     (B)  Exhibits:

          23.1  Consents of Arthur Andersen LLP

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Mississippi Chemical Corporation Thrift Plan Plus, the Mississippi Phosphates Corporation 401(k) Retirement Plan and the Eddy Potash 401(k) Plan for Bargaining Unit Employees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Dated:  June 30, 1997


                              MISSISSIPPI CHEMICAL CORPORATION
                              THRIFT PLAN PLUS
                              By:  MISSISSIPPI CHEMICAL
                                   CORPORATION, Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -------------------------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer


                              MISSISSIPPI PHOSPHATES CORPORATION
                              401(k) RETIREMENT PLAN
                              By:  MISSISSIPPI PHOSPHATES
                                   CORPORATION, Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -------------------------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer

                              EDDY POTASH, INC.
                              401(K) PLAN FOR BARGAINING UNIT EMPLOYEES
                              By:  EDDY POTASH, INC., Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -------------------------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer

        MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

        FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
        AS OF DECEMBER 31, 1996 AND 1995
        TOGETHER WITH AUDITORS' REPORT

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                       AS OF DECEMBER 31, 1996 AND 1995
                       --------------------------------

                        TOGETHER WITH AUDITORS' REPORT
                        ------------------------------



                                     INDEX
                                     -----




                                                                       PAGE
                                                                       ----



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 1



FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                        2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS              3



NOTES TO FINANCIAL STATEMENTS                                          4 - 9



SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF REPORTABLE TRANSACTIONS                                   10

  SCHEDULE OF ASSETS HELD FOR INVESTMENT                                11

                   Report of Independent Public Accountants



To the Thrift Committee of the
 Mississippi Chemical Corporation
 Thrift Plan Plus:


We have audited the accompanying statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment, as noted at Exhibit I and Exhibit II, respectively, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           /s/ ARTHUR ANDERSEN LLP



Memphis, Tennessee,
 June 12, 1997.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------


                                                      1996         1995
                                                  ------------  -----------
Investments:
-----------
 Investments at Contract Value:
   Vanguard Investment Contract Trust Fund        $30,184,776   $29,345,360

 Investments at Fair Value:
   Vanguard Bond Index Fund                           417,850       236,532
   Vanguard Wellington Fund                         6,971,441     5,146,975
   Vanguard 500 Portfolio Fund                      6,158,816     3,727,801
   Vanguard U. S. Growth Fund                       5,076,108     2,854,981
   Mississippi Chemical Corporation Stock Fund        844,538       240,418
   Participant Loan Fund                              670,757       519,953
                                                  -----------   -----------

         Total Investments                         50,324,286    42,072,020

Receivables:
-----------
 Contributions Receivable                             212,826       144,434
 Interest Receivable                                    1,628       151,692
                                                  -----------   -----------
         Total Receivables                            214,454       296,126


Payables:
--------
 Securities Purchased not Settled                      16,686             -
 Participant Refunds                                   20,269             -
                                                  -----------   -----------

         Total Payables                                36,955             -

         Net Assets Available for Benefits        $50,501,785   $42,368,146
                                                  ===========   ===========

                The accompanying notes to financial statements
                   are an integral part of these statements.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------



                                                                          Participant Directed
                                         --------------------------------------------------------------------------------
                                          Vanguard   Vanguard               Vanguard    Vanguard
                                         Investment    Bond     Vanguard      500         U.S.       MCC     Participant
                                           Contract   Index    Wellington   Portfolio    Growth     Stock       Loan
                              Total         Fund       Fund       Fund        Fund        Fund      Fund        Fund        Other
                           -----------  -----------  --------  ----------  ----------  ----------  --------  -----------  ---------
Additions to Net Assets
 Attributed to:
 Investment Income:
  Net Appreciation/
  (Depreciation) in
  Fair Value of
  Investments              $ 2,187,505  $         -  $ (5,738) $  639,330  $  801,419  $  739,747  $ 12,747     $      -  $       -
 Interest and Dividends      2,043,545    1,733,543    15,427     166,533      88,910      30,050     7,454            -      1,628
                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------
                             4,231,050    1,733,543     9,689     805,863     890,329     769,797    20,201            -      1,628
                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------

 Contributions:
  Participants'              6,650,733    2,267,207   187,797   1,088,419   1,270,142   1,195,505   484,489            -    157,174
  Employer's                   776,355      315,317    15,243     138,852     121,103     110,525    19,663            -     55,652
                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------
                             7,427,088    2,582,524   203,040   1,227,271   1,391,245   1,306,030   504,152            -    212,826
                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------

      Total Additions       11,658,138    4,316,067   212,729   2,033,134   2,281,574   2,075,827   524,353            -    214,454

Deductions from Net Assets
 Attributed to:
  Benefits Paid to
   Participants              3,487,544    3,252,559     3,766     124,539      61,429      44,680       571            -          -
  Other                         36,955            -         -           -           -           -         -            -     36,955
                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------
Total Deductions             3,524,499    3,252,559     3,766     124,539      61,429      44,680       571            -     36,955

Net Increase Prior to
 Interfund Transfers         8,133,639    1,063,508   208,963   1,908,595   2,220,145   2,031,147   523,782            -    177,499
Interfund Transfers                  -     (224,092)  (27,645)    (84,129)    210,870     189,980    80,338      150,804   (296,126)

                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------

 Net Increase (Decrease)     8,133,639      839,416   181,318   1,824,466   2,431,015   2,221,127   604,120      150,804   (118,627)


Net Assets Available for
 Benefits:
 Beginning of Year          42,368,146   29,345,360   236,532   5,146,975   3,727,801   2,854,981   240,418      519,953    296,126
                           -----------  -----------  --------  ----------  ----------  ----------  --------     --------  ---------

 End of Year               $50,501,785  $30,184,776  $417,850  $6,971,441  $6,158,816  $5,076,108  $844,538     $670,757  $ 177,499
                           ===========  ===========  ========  ==========  ==========  ==========  ========     ========  =========

                The accompanying notes to financial statements
                    are an integral part of this statement.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1996
                               -----------------



1.  DESCRIPTION OF THE PLAN:
    ------------------------

General

The Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") is designed to encourage and assist employees in a long-range program of savings. The Plan became effective as of January 1, 1984 and is an amendment to and restatement of the Mississippi Chemical Corporation Thrift Plan which resulted from the merger on January 1, 1983 of the Mississippi Chemical Corporation Savings and Investment (Thrift) Plan, established July 1, 1973, and the Mississippi Chemical Corporation New Mexico Facility Savings and Investment (Thrift) Plan, established September 1, 1975. The Plan was amended and restated as of January 1, 1985, in order to comply with Part I of the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984.

The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

Eligibility and Contributions

Employees of Mississippi Chemical Corporation ("MCC") or non-union employees of Mississippi Potash, Incorporated and its subsidiary (collectively the "Company") working 1,000 hours within twelve months after their employment date are eligible to participate in the Plan after one year of service. Mississippi Potash, Incorporated is a wholly-owned subsidiary of MCC. Participants may elect to make a salary deferral contribution up to 17.6% of base compensation. The salary deferral contributions cannot exceed the maximum allowable under IRS guidelines. The Company matches 50% of participants' contributions, but not in excess of 3% of base compensation. Former participants who are reemployed on a regular, full-time basis become eligible to participate in the Plan immediately.

Participant Accounts

Each participant's deferred account is credited with their contributions and the investment earnings on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf and the investment earnings on the account.

    ------------------------------------

Vesting

A participant is fully vested in the portion of his account related to his own contributions. Upon death, disability, retirement at the normal retirement age, or completion of 5 years of service, a participant will be fully vested in the employer's contribution. Upon termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

Investment Options

Effective July 1, 1995, the Plan offered a new investment option, the MCC Stock Fund. The MCC Stock Fund invests in securities of the Company. The Plan limits the amount of participant contributions to the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the six following investment options:


    a. Vanguard Investment Contract Trust Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

    b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

    c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

    d. Vanguard 500 Portfolio Fund - Funds are invested in six different portfolios, each of which correspond to a particular stock market index.

    e. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

    f. MCC Stock Fund - Funds are invested in common stock of Mississippi Chemical Corporation.

Participants may request a change in their investment options by the fifteenth of any month to become effective at the beginning of the following month.

    ------------------------------------

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of NationsBank as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans - one for the purchase of a home and two for personal reasons.


Administration

The operations of the Plan are administered and supervised by the MCC Thrift Plan Committee (the "Committee"), which is appointed by the Board of Directors of MCC. Administration expenses of the Plan are paid by MCC, and were approximately $79,000 in 1996.

Payment of Benefits

On termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $500.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. Substantially all information in the accompanying financial statements was derived from information certified by NationsBank, the Plan trustee. The Plan administrator has certified that there were no party in interest transactions or any obligations in default during the Plan year.

Investment Valuation and Income Recognition

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. The Plan adopted SOP 94-4 during the 1995 plan year. SOP 94-4 changes the reporting for certain investment contracts from contract value to fair market value. Fully-benefit responsive investment contracts (as defined in SOP 94-4) are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate less funds withdrawn by the participants.

    -------------------------------------------------------

The Vanguard Investment Contract Trust Fund meets the requirements of a fully benefit-responsive guaranteed investment contract ("GIC"), and consists of the following:

                                                        1996         1995
                                                     -----------  -----------
    Vanguard Investment Contract Trust               $27,181,461  $26,045,671
    Metropolitan Life Insurance Policy GAC-18595B      1,991,144    3,206,723
    Nations Prime Fund                                 1,012,171       92,966
                                                     -----------  -----------
         Total                                       $30,184,776  $29,345,360
                                                     ===========  ===========


Performance and other information regarding the funds are as follows:


                                                1996      1995
                                                ----      ----


    Vanguard Investment Contract Trust Fund
        Average yield                           6.1%      6.3%
        Crediting interest rate                 6.1%      6.3%

    Metropolitan Life Insurance Policy
        Average yield                           6.9%      7.0%
        Crediting interest rate                 6.9%      7.0%


Contract value on both of the above GIC's approximates fair value.

For the Vanguard Investment Contract Trust Fund (the "Trust"), the crediting rate resets for alternative contracts held by the Trust on a calendar quarter basis after the initial rate for the contract is established. The reset calculation considers the book value of the contract, the market value and yield of the underlying investment, the duration of the investment, management and contract fees. The crediting rates of the alternative contracts have a contractual floor that does not fall below zero. The Trust has no valuation reserves.

The crediting interest rate for the Metropolitan Life Insurance GAC-18595B was determined at the initiation of the contract and does not reset.

The Plan's investments are stated as follows: The GICs are valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. MCC stock is valued at its quoted market price and participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

    -------------------------------------------------------

Benefit Payments

Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Committee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  FORFEITURES:
    ------------

Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Forfeitures are used to reduce employer contributions.

4.  PLAN TERMINATION:
    -----------------

The Board of Directors of the Company has the right to terminate the Plan, but has expressed no intention to do so. In the event of termination of the Plan, the account balances of all affected participants become fully vested and non-forfeitable. Each participant, retired participant or beneficiary shall then be entitled to receive all amounts credited to his account.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ----------------------------------------------------

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:

                                                             December 31,
                                                      --------------------------
                                                          1996          1995
                                                      ------------  ------------
    Net assets available for benefits per the
      financial statements                            $50,501,785   $42,368,146

    Contribution receivable per the financial
      statements not reflected in Form 5500               (69,935)      (32,574)

    Benefits payable per Form 5500 not reflected
      in the financial statements                         (70,562)      (12,581)

    Refunds payable to participants per the financial
      statements not reflected in Form 5500                20,269            --
                                                      -----------   -----------

    Net assets available for benefits per
      Form 5500                                       $50,381,557   $42,322,991
                                                      ===========   ===========

6.  TAX STATUS:
    -----------

The IRS has determined and informed the Company by a letter dated July 31, 1995, that the Plan is designed in accordance with applicable sections of the IRC.
The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                       Exhibit I



               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                       Number                                    Net Gain
                        of        Total     Number    Sales      or (Loss)
Description of Asset Purchases  Purchases  of Sales  Proceeds    on Sales
-------------------- ---------  ---------  --------- --------    ---------
Vanguard Investment
 Contract Trust Fund     36     $3,919,351    17     $2,788,909  $      -

Nations Government
 Money Market Fund
 A Shares                 -              -     5      2,160,773         -

Nations Prime Fund
 Primary A Shares       108      5,763,919    84      4,751,747         -

Vanguard Wellington
 Fund                     -              -    14        408,969   335,519


                                                                      Exhibit II

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------


                                                    Market/Contract
     Description of Investment             Cost         Value
------------------------------------   -----------  ---------------
Vanguard Investment Contract Trust     $27,181,461    $27,181,461

Metropolitan Life Insurance Company
    (GAC-18595B)                         1,991,144      1,991,144

Nations Prime Fund                       1,012,171      1,012,171

Vanguard Bond Index Fund                   416,447        417,850

Vanguard Wellington Fund                 5,810,837      6,971,441

Vanguard 500 Portfolio Fund              4,542,477      6,158,816

Vanguard U.S. Growth Fund                4,036,060      5,076,108

MCC Stock Fund                             820,068        844,538

Participant Loan Fund                      670,757        670,757


MISSISSIPPI PHOSPHATES CORPORATION 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 1996 AND 1995
TOGETHER WITH AUDITORS' REPORT

           MISSISSIPPI PHOSPHATES CORPORATION 401(K) RETIREMENT PLAN
           ---------------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                        AS OF DECEMBER 31, 1996 AND 1995
                        --------------------------------

                         TOGETHER WITH AUDITORS' REPORT
                         ------------------------------


                                     INDEX
                                     -----


                                                                         PAGE
                                                                         ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1


FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                          2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                3


NOTES TO FINANCIAL STATEMENTS                                           4  -  8


SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF REPORTABLE TRANSACTIONS                                      9

  SCHEDULE OF ASSETS HELD FOR INVESTMENT                                  10

                   Report of Independent Public Accountants
                   ----------------------------------------



To the Retirement Plan Committee of the
  Mississippi Phosphates Corporation
  401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of Mississippi Phosphates Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment, as noted at Exhibit I and Exhibit II, respectively, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP


Memphis, Tennessee,
 June 12, 1997.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------


                                                     1996        1995
                                                  ----------  -----------
Investments:
-----------
 At Contract Value:
   Vanguard Investment Contract Trust Fund        $  845,012   $  571,272

 At Fair Value:
   Vanguard Bond Index Fund                           95,741       71,595
   Vanguard Wellington Fund                          655,341      434,392
   Vanguard 500 Portfolio Fund                       361,081      211,751
   Vanguard U. S. Growth Fund                        314,468      154,115
   Mississippi Chemical Corporation Stock Fund        31,920       22,789
   Participant Loan Fund                               6,880       12,609
                                                  ----------   ----------

         Total Investments                         2,310,443    1,478,523

Receivables:
-----------
 Contributions Receivable                             40,850       33,154
 Interest Receivable                                      11       10,626
 Other                                                35,307            -
                                                  ----------   ----------
         Total Receivables                            76,168       43,780
                                                  ----------   ----------

         Net Assets Available for Benefits        $2,386,611   $1,522,303
                                                  ==========   ==========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------


                                                                          Participant Directed
                                                 ------------------------------------------------------------------------
                                                                                                       Mississ-
                                                                                                        ippi
                                                  Vanguard   Vanguard             Vanguard   Vanguard  Chemical
                                                 Investment   Bond      Vanguard    500       U.S.     Corpora-  Partici-
                                                  Contract    Index   Wellington Portfolio   Growth     tion      pant
                                        Total      Fund       Fund      Fund        Fund      Fund      Fund    Loan Fund  Other
                                      ---------- ---------- --------- ---------- ---------- --------- --------- --------- --------
Additions to Net Assets Attributed to:
 Investment Income
   Net Appreciation/(Depreciation)
     in Fair Value of Investments      $  164,234  $      -   $(1,754)  $ 62,541   $ 52,378   $ 49,705  $ 1,364   $     -   $     -
   Interest and Dividends                  67,853    42,121     5,354     13,586      5,195      1,068      518         -        11
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
                                          232,087    42,121     3,600     76,127     57,573     50,773    1,882         -        11
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
Contributions:
 Participants'                            456,931   160,369    15,204    110,896     59,136     76,352    5,227         -    29,747
 Employer's                               155,180    60,602     6,883     34,389     22,078     18,465    1,660         -    11,103
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
                                          612,111   220,971    22,087    145,285     81,214     94,817    6,887         -    40,850
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
Other                                      35,307         -         -          -          -          -        -         -    35,307
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
     Total Additions                      879,505   263,092    25,687    221,412    138,787    145,590    8,769         -    76,168

Deductions from Net Assets
 Attributed to:
   Benefits Paid to Participants           15,197    12,708       728      1,000        389        266      106         -         -
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
Net Increase Prior to
 Interfund Transfers                      864,308   250,384    24,959    220,412    138,398    145,324    8,663         -    76,168

Interfund Transfers                             -    23,356      (813)       537     10,932     15,029      468    (5,729)  (43,780)
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------
Net Increase/(Decrease)                   864,308   273,740    24,146    220,949    149,330    160,353    9,131    (5,729)   32,388

Net Assets Available for Benefits:
Beginning of Year                       1,522,303   571,272    71,595    434,392    211,751    154,115   22,789    12,609    43,780
                                       ----------  --------   -------   --------   --------   --------  -------   -------   -------

End of Year                            $2,386,611  $845,012   $95,741   $655,341   $361,081   $314,468  $31,920   $ 6,880   $76,168
                                       ==========  ========   =======   ========   ========   ========  =======   =======   =======

                 The accompanying notes to financial statements
                    are an integral part of this statement.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1996
                               -----------------


1.  DESCRIPTION OF THE PLAN:
    ------------------------

General

The Mississippi Phosphates Corporation 401(k) Retirement Plan (the "Plan") is designed to encourage and assist employees of Mississippi Phosphates Corporation ("MPC," the "Company"), a wholly owned subsidiary of Mississippi Chemical Corporation ("MCC"), in a long-range program of savings. The Plan became effective as of January 1, 1993. The Plan was amended and restated as of August 1, 1995.

The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

Eligibility and Contributions

Employees working for the Company 1,000 hours within twelve months after their employment date are eligible to participate in the Plan after one year of service. A participant may elect to make a salary deferral contribution up to 16% of his base compensation. The Company matches 50% of the employee's contribution, but not in excess of 3% of the employee's base compensation. Contributions are subject to certain limitations set forth by IRS guidelines.

Participant Accounts

Each participant's deferred account is credited with the participant's contributions and the investment earnings on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf and the investment earnings on the account.

Vesting

A participant is fully vested in the portion of his account related to his own contributions. Upon death, disability, retirement at normal retirement age or completion of 5 years of service, a participant will be fully vested in the employer's contribution. Upon termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

    ------------------------------------

Investment Options

The Plan elected to utilize The Vanguard Group of Investment Companies ("Vanguard") as investment manager. Contributions are invested, at the discretion of the individual participant, in investment funds managed by Vanguard. Participants also have the option to invest in the MCC Stock Fund which invests in securities of MCC. The Plan limits the amount of participant contributions to the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the six following investment options:

    a. Vanguard Investment Contract Trust Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

    b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

    c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

    d. Vanguard 500 Portfolio Fund - Funds are invested in six different portfolios, each of which correspond to a particular stock market index.

    e. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

    f. Mississippi Chemical Corporation Stock Fund - Funds are invested in common stock of MCC.

Participants may request a change in their investment options by the 15th of any month to become effective at the beginning of the following month.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of NationsBank as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans - one for the purchase of a home and two for personal reasons.

    ------------------------------------

Payment of Benefits

On termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $100.

Administrative Expenses

The operations of the Plan are administered and supervised by the MPC 401(k) Plan Committee (the "Committee"), which is appointed by the Board of Directors of MPC. Administration expenses of the Plan are paid by MPC, and were approximately $22,000 in 1996.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. Substantially all information in the accompanying financial statements was derived from information certified by NationsBank, the Plan trustee. The Plan administrator has certified that there were no party in interest transactions or any obligations in default during the Plan year.

Investment Valuation and Income Recognition

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. The Plan adopted SOP 94-4 during the 1995 plan year. SOP 94-4 changes the Plan's reporting for certain investment contracts from contract value to fair market value. Fully-benefit responsive investment contracts (as defined in SOP 94-4) are valued at contract value, which represents contributions made under the contract plus interest at the contract rate less funds withdrawn by the participants.

The Vanguard Investment Contract Trust Fund meets the requirements of a fully benefit-responsive guaranteed investment contract ("GIC"), and consists of the following:

                                             1996        1995
                                          ----------  ----------
    Vanguard Investment Contract Trust    $836,935    $571,272
    Nations Prime Fund                       8,077           -
                                          --------    --------

        Total                             $845,012    $571,272
                                          ========    ========

    -------------------------------------------------------

                                             1996        1995
                                          ----------  ----------
Vanguard Investment Contract Trust Fund
   Average Yield                             6.1%        6.3%
   Crediting Interest Rate                   6.1%        6.3%

Contract Value on the above GIC approximates fair value.

The Vanguard Investment Contract Trust Fund's (the "Trust") crediting rate resets for alternative contracts held by the Trust on a calendar quarter basis after the initial rate for the contract is established. The reset calculation considers the book value of the contract, the market value and yield of the underlying investment, the duration of the investment, management and contract fees. The crediting rates of the alternative contracts have a contractual floor that does not fall below zero. The Trust has no valuation reserves.

The Plan's investments are stated at fair value except for the GIC, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The MCC stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

Benefit Payments

Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Committee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  FORFEITURES:
    ------------

Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Forfeitures are used to reduce employer contributions.

4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ----------------------------------------------------

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:

                                                           December 31,
                                                     -----------------------
                                                        1996         1995
                                                     ----------   ----------
Net assets available for benefits per the
  financial statements                               $2,386,611   $1,522,303

Contributions receivable per the financial
  statements not reflected in Form 5500                 (15,573)     (10,336)

Other liabilities per Form 5500 not reflected
  in the financial statements                                 -       (2,551)

Other receivable per financial statements
  not reflected in Form 5500                            (35,307)           -
                                                     ----------   ----------

Net assets available for benefits per
  Form 5500                                          $2,335,731   $1,509,416
                                                     ==========   ==========

6.  TAX STATUS:
    -----------

The IRS has determined and informed the Company by a letter dated September 29, 1993, that the Plan is designed in accordance with applicable sections of the IRC The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.  SUBSEQUENT EVENT:
    -----------------

Effective May 31, 1997, the Committee voted to merge the Plan into the MCC Thrift Plan Plus.

                                                                       Exhibit I

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------


                                Number                                   Net Gain
                                  of        Total     Number    Sales    or (Loss)
  Description of Asset         Purchases  Purchases  of Sales  Proceeds  on Sales
---------------------------    ---------  ---------  --------  --------  --------
Nations Prime Fund
 Primary A shares                  54      $153,370      34    $145,293         -

Vanguard Investment
 Contract Trust Fund               36       289,088       -           -         -

Vanguard 500 Portfolio Fund        34       111,909       -           -         -

Vanguard Wellington fund           34       257,269       -           -         -

Vanguard U.S. Growth Fund          32       127,240       -           -         -

                                                                      Exhibit II

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     --------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------


                                                           Market/Contract
      Description of Investment                   Cost          Value
---------------------------------------         --------   ---------------
Vanguard Investment Contract Trust Fund         $845,012       $845,012

Vanguard Bond Index Fund                          95,088         95,741

Vanguard Wellington Fund                         570,055        655,341

Vanguard 500 Portfolio Fund                      270,196        361,081

Vanguard U.S. Growth Fund                        253,594        314,468

Mississippi Chemical Corporation
     Stock Fund                                   29,334         31,290

Participant Loan Fund                              6,880          6,880

        EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES

        FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
        AS OF DECEMBER 31, 1996
        TOGETHER WITH AUDITORS' REPORT

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                        TOGETHER WITH AUDITORS' REPORT
                        ------------------------------



                                     INDEX
                                     -----




                                                            PAGE
                                                            ----



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                      1



FINANCIAL STATEMENTS:

  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS              2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS   3



NOTES TO FINANCIAL STATEMENTS                               4 - 8



SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF REPORTABLE TRANSACTIONS                         9

  SCHEDULE OF ASSETS HELD FOR INVESTMENT                     10

                   Report of Independent Public Accountants
                   ----------------------------------------



To the Retirement Plan Committee of the
 Eddy Potash, Inc. 401(k) Plan for
 Bargaining Unit Employees:


We have audited the accompanying statement of net assets available for benefits of Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the period from Plan inception (August 16, 1996) to December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the period from Plan inception (August 16, 1996) to December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment, as noted at Exhibit I and Exhibit II, respectively, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 /s/ ARTHUR ANDERSEN LLP


Memphis, Tennessee,
 June 12, 1997.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------


                                                    1996
                                                  --------
Investments:
-----------
 Investments at Contract Value:
   Vanguard Investment Contract Trust Fund        $318,309

 Investments at Fair Value :
   Vanguard Bond Index Fund                         31,428
   Vanguard Wellington Fund                        108,821
   Vanguard 500 Portfolio Fund                     316,221
   Vanguard U. S. Growth Fund                       43,584
   Mississippi Chemical Corporation Stock Fund      61,680
                                                  --------

         Total Investments                         880,043

Receivables:
-----------
 Contributions Receivable                           31,738
 Interest Receivable                                 2,812
 Securities Sold not Settled                         1,548
                                                  --------

         Total Receivables                          36,098
                                                  --------

Payables:
--------
 Securities Purchased not Settled                    4,232
                                                  --------

         Net Assets Available for Benefits        $911,909
                                                  ========


                The accompanying notes to financial statements
                    are an integral part of this statement.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

   FOR THE PERIOD FROM PLAN INCEPTION (AUGUST 16, 1996) TO DECEMBER 31, 1996
   -------------------------------------------------------------------------

                                                                                Participant Directed
                                                        -------------------------------------------------------------------
                                                         Vanguard   Vanguard               Vanguard   Vanguard  Mississippi
                                                        Investment    Bond     Vanguard       500       U.S.     Chemical
                                                         Contract    Index    Wellington   Portfolio   Growth   Corporation
                                              Total        Fund       Fund       Fund        Fund       Fund    Stock Fund   Other
                                             --------   ----------  -------    --------    ---------  -------   ----------- -------
Additions to Net Assets Attributable to:
 Investment Income
   Net Appreciation (Depreciation)
     in Fair Value of Investments            $ (2,117)   $      -   $   (62)  $ (1,064)   $  1,721   $(2,336)    $  (376)   $     -
   Interest and Dividends                      10,556       1,128       143      2,352       1,016     3,050          55      2,812
                                             --------    --------   -------   --------    --------   -------     -------    -------
                                                8,439       1,128        81      1,288       2,737       714        (321)     2,812
                                             --------    --------   -------   --------    --------   -------     -------    -------

 Contributions:
   Participants'                              860,668     304,524    29,613    101,704     303,853    39,073      59,701     22,200
   Employer's                                  45,755      12,815     1,734      5,883       9,631     3,797       2,357      9,538
                                             --------    --------   -------   --------    --------   -------     -------    -------
                                              906,423     317,339    31,347    107,587     313,484    42,870      62,058     31,738
                                             --------    --------   -------   --------    --------   -------     -------    -------

 Other                                          1,548           -         -          -           -         -           -      1,548
                                             --------    --------   -------   --------    --------   -------     -------    -------

     Total Additions                          916,410     318,467    31,428    108,875     316,221    43,584      61,737     36,098

Deductions from Net Assets Attributable to:
 Benefits Paid to Participants                    269         158         -         54           -         -          57          -
 Other                                          4,232           -         -          -           -         -           -      4,232
                                             --------    --------   -------   --------    --------   -------     -------    -------
                                                4,501         158         -         54           -         -          57      4,232
                                             --------    --------   -------   --------    --------   -------     -------    -------

Net Increase                                  911,909     318,309    31,428    108,821     316,221    43,584      61,680     31,866

Net Assets Available for Benefits:
 Beginning of Year                                  -           -         -          -           -         -           -          -
                                             --------    --------   -------   --------    --------   -------     -------    -------

 End of Year                                 $911,909    $318,309   $31,428   $108,821    $316,221   $43,584     $61,680    $31,866
                                             ========    ========   =======   ========    ========   =======     =======    =======

                The accompanying notes to financial statements
                    are an integral part of this statement.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1996
                               -----------------



1.  DESCRIPTION OF THE PLAN:
    ------------------------

General

The Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the "Plan") is designed to encourage and assist qualified employees of Eddy Potash, Inc. (the "Company"), a wholly-owned subsidiary of Mississippi Chemical Corporation ("MCC"), in a long-range program of savings. The Plan was established pursuant to the acquisition of the Company by MCC. In conjunction with the formation of the Plan, participants were allowed to transfer their historical cumulative account balances from a prior plan of the Company. The account balances were transferred at fair value effective with the Plan formation, on August 16, 1996.

The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

Eligibility and Contributions

Collective bargaining unit employees working for the Company one hour are eligible to participate in the Plan at the beginning of the first month following 90 days of employment with the Company. An eligible employee may elect to make a salary deferral contribution up to 17.6% of base compensation. The Company matches 25% of the participant's contribution, but not in excess of 2% of the participant's base compensation. The Company also makes qualified non-elective contributions in the amount of 1% of the participant's base compensation for the year. Contributions are subject to certain limitations set forth by IRS guidelines.

Included in employee contributions in the accompanying statement of changes in net assets available for benefits are participant account balances transferred from a prior plan of the Company, as discussed above. The amounts transferred, by fund balance, were as follows:



    Vanguard Investment Contract Trust Fund    $284,663
    Vanguard Bond Index Fund                     26,427
    Vanguard Wellington Fund                     88,986
    Vanguard 500 Portfolio Fund                 280,022
    Vanguard U.S. Growth Fund                    30,411
    MCC Stock Fund                               54,883
                                               --------
          Total                                $765,392
                                               ========

    ------------------------------------

Participant Accounts

Each participant's deferred account is credited with the participant's contributions and the investment earnings on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf, and the investment earnings on the account.

Vesting

A participant is fully vested at all times in the portion of his account related to his own contributions, the Company's matching contributions and the Company's non-elective contributions.

Investment Options

The Plan elected to utilize The Vanguard Group of Investment Companies ("Vanguard") as its investment manager. Contributions are invested, at the discretion of the individual participant, in investment funds managed by Vanguard. Participants also have the option to invest in the MCC Stock Fund which invests in securities of MCC. The Plan limits the amount of participant contributions to the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the six following investment options:

    a. Vanguard Investment Contract Trust Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

    b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

    c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

    d. Vanguard 500 Portfolio Fund - Funds are invested in six different portfolios, each of which correspond to a particular stock market index.

    e. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

    f. Mississippi Chemical Corporation Stock Fund - Funds are invested in common stock of MCC.

    ------------------------------------

Participants may request a change to their investment options by the 15th of any month to become effective at the beginning of the following month.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of NationsBank as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans - one for the purchase of a home and two for personal reasons.

Payment of Benefits

On termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $100.

Administration

The operations of the Plan are administered and supervised by the Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees Committee, which is appointed by the Board of Directors of the Company. Administration expenses of the Plan are paid by the Company, and were approximately $5,000 in 1996.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. Substantially all information in the accompanying financial statements was derived from information certified by NationsBank, the Plan trustee. The Plan administrator has certified that there were no party in interest transactions or any obligations or leases in default during the Plan year.

Investment Valuation and Income Recognition

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. SOP 94-4 requires the Plan to report certain investment contracts at fair market value. Fully-benefit responsive investment contracts (as defined in SOP 94-4) are valued at contract value, which represents contributions made under the contract plus interest at the contract rate less funds withdrawn by the participants.

    -------------------------------------------------------

The Vanguard Investment Contract Trust Fund meets the requirements of a fully benefit-responsive guaranteed investment contract ("GIC"), and consists of the following:


                                            1996
                                          --------

    Vanguard Investment Contract Trust    $317,085
    Nations Prime Fund                       1,224
                                          --------
         Total                            $318,309
                                          ========

                                                   1996
                                                   ----

    Vanguard Investment Contract Trust Fund
      Average Yield                                6.1%
      Crediting Interest Rate                      6.1%


Contract value on the above GIC approximates fair value.

The Vanguard Investment Contract Trust Fund's (the "Trust") crediting rate resets for alternative contracts held by the Trust on a calendar quarter basis after the initial rate for the contract is established. The reset calculation considers the book value of the contract, the market value and yield of the underlying investment, the duration of the investment, management and contract fees. The crediting rates of the alternative contracts have a contractual floor that does not fall below zero. The Trust has no valuation reserves.

The Plan's investments are stated at fair value except for the GIC, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The MCC stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.

3.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ----------------------------------------------------

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:

                                                             December 31,
                                                                  1996
                                                             ------------
    Net assets available for benefits per the
      financial statements                                     $911,909

    Contributions receivable per the financial
      statements not reflected in Form 5500                     (12,356)

    Other receivable per Form 5500 not reflected
      in the financial statements                                 7,599
                                                               --------

    Net assets available for benefits per
      Form 5500                                                $907,152
                                                               ========


4.  TAX STATUS:
    -----------

The IRS has determined and informed the Company by a letter dated March 24, 1997, that the Plan is designed in accordance with applicable sections of the IRC.


                                      -8-

                                                                       Exhibit I


          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

   FOR THE PERIOD FROM PLAN INCEPTION (AUGUST 16, 1996) TO DECEMBER 31, 1996
   -------------------------------------------------------------------------



                             Number                                    Net Gain
                              of         Total      Number    Sales    or (Loss)
  Description of Asset     Purchases   Purchases   of Sales  Proceeds  on Sales
------------------------   ---------   ---------   --------  --------  ---------
Vanguard Investment
 Contract Fund                16        $324,035      1      $  4,536   $(2,414)

Nations Prime Fund
 Primary A Share              72         835,380     64       834,156         -

Vanguard Bond Index Fund      17          31,490      0             -         -

Vanguard Wellington Fund      17         110,176      1           289        (2)

Vanguard 500 Portfolio Fund   15         317,449      1         3,024        75

Vanguard U.S. Growth Fund     16          45,919      0             -         -

Mississippi Chemical
 Corporation Stock Fund       14          63,674      2         1,598       (20)


                                                                      Exhibit II


          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                              Market/Contract
  Description of Investment            Cost        Value
-----------------------------        -------- ---------------
Vanguard Investment Contract Fund    $318,309     $318,309

Vanguard Bond Index Fund               31,490       31,428

Vanguard Wellington Fund              109,885      108,821

Vanguard 500 Portfolio Fund           314,500      316,221

Vanguard U.S. Growth Fund              45,919       43,584

Mississippi Chemical Corporation
     Stock Fund                        62,056       61,680



                                     -10-